EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 11, 2002

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant's name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   **FORM 40-F___**

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   **NO X**

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEKOM AUSTRIA AG

TABLE OF CONTENTS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Actual operational and financial results may differ materially from Telekom Austria's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products; competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants; the effects of our tariff reduction or other marketing initiatives; the regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements; our ability to achieve cost savings and realize productivity improvements; the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings; our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs; the progress of our domestic and international investments, joint ventures and alliances, including the strategic partnership with Telecom Italia and its subsidiaries; the impact of our new business strategies and transformation program; the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures; the outcome of litigation in which we are involved; the level of demand in the market for our shares which can affect our business strategies; changes in the law including with respect to regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve. The ability to achieve the projected results are also subject to the general risks associated with the Company's business, as described in its previously filed Registration Statement and Annual Report on Form 20-F.

ITEM 1

Telekom Austria starts Market Offensive; 56.4% Fixed Line Market Share at Year-end 2001; 656,000 Internet Users

Vienna, January 31, 2002: Telekom Austria AG (VSE:TKA; NYSE:TKA) announced yesterday that its new wire-line organisation will form the basis for a comprehensive market offensive in 2002. In this new organisation, Telekom Austria's key account division is in the process of being merged with Datakom Austria's sales division to form a joint 'Business Solutions' unit and all access-related internet activities for Jet2Web Internet Services GmbH will be reintegrated into Telekom Austria. These organisational changes will not impact financial reporting until 2003.

Following positive financial results for the first nine months of 2001 which showed a decisive turnaround in terms of cost development, Telekom Austria's management board is intensifying corporate measures to stem future fixed line market share losses which have slowed down in 2001. As of December 31st, 2001, fixed line market share (voice plus online traffic) was 56.4%. This represents a reduction of 0.9 percentage points in the fourth quarter of 2001 compared to a 1.4 and 1.2 percentage reduction respectively in the second and third quarter.

The new TikTak tariffs launched in 2001 had a positive market response so that by year-end approximately 225,000 lines had switched to these new tariff options. These lines currently account for 20% of total voice traffic volume.

In 2002 marketing measures will be intensified and market share will be stabilised by means of customer retention and win-back programmes.

Broadband Focus

In 2002, Telekom Austria's management board will focus on the development of the broadband market. By the end of December 2001 Telekom Austria had gained 100,000

ADSL customers. This figure is forecast to double by December 2002. The total number of Telekom Austria's internet users in Austria increased by 122% to 656,000 by year-end 2001 compared to the same period in 2000.

Telekom Austria was one of the first European providers to launch a commercial ADSL-offer on the market in November 1999. From March 1st 2002 the ADSL-offer will be considerably improved. By extending the ADSL-radius from 3 to 4 km and expanding ADSL-coverage to 60 additional switching centres, 77% of the whole Austrian population (based on households) will be provided with ADSL. In urban areas ADSL-coverage will increase to 98% as a result of these measures.

Along with increased ADSL-coverage Telekom Austria will also enhance the attractiveness of the ADSL download limit and transmission rate. Rudolf Fischer, COO of the new Wireline organisation, is confident of continued success: "We will be among the first providers Europe-wide offering customers a cutting edge multimedia connection providing a transmission rate of at least 1Mbits/s."

Contacts:

Telekom Austria AG
Hans Fruhmann
Investor Relations
+43-59059-1-20917
E-mail: hans.fruhmann@jet2web.com

ITEM 2

Shareholder Information

Telekom Austria Group: Mobilkom Austria the first mobile operator world-wide to launch a bank service to support mobile payment transactions.

Vienna, Austria, February 5, 2002 - Mobilkom Austria, the mobile subsidiary of Telekom Austria AG (VSE:TKA; NYSE:TKA) today announced the launch of the 100% owned subsidiary "A1 Bank AG". Mobilkom Austria is the first mobile operator world-wide to acquire a bank licence through a bank subsidiary which will enhance security in m-commerce transactions. Due to growing m-commerce demand it has become imperative for mobile operators to set up such legally secure steps.

Boris Nemsic, CEO of Mobilkom Austria said: "The mobile phone is the only medium which allows secure and quick money transactions any where and at any time. We believe this is an important step in the continued growth of Mobilkom Austria and further demonstrates the company's global leadership in innovation ".

Through billing accounts and micro-payment solutions Mobilkom Austria will guarantee secure mobile commerce transactions for both current and future m-commerce partners. Once customers have given their approval, their mobile number can be used as billing number allowing them to immediately carry out high security level money transactions.

With a view to establishing a unified standard for mobile payment in co-operation with Austrian banks, existing services and applications such as m-ticketing will be integrated into this bank solution.

Mobilkom Austria's customer base and transaction volumes for m-commerce applications doubled between January and December 2001. Last year 42,000 orders with a total ticket volume of over EUR 710,000 were transacted.

Mr Nemsic is confident of further success: "With the launch of 'A1 Bank AG' Mobilkom Austria is taking full advantage of the potential of m-commerce in mobile future."

Contacts:

Telekom Austria AG
Hans Fruhmann
Investor Relations
+43-59059-1-20917
E-mail: hans.fruhmann@jet2web.com

ITEM 3


2001
2002
2003
2004
2005
2006
2007
2008
Jet2web
Telekom Austria Group
Mobilkom Austria

Mobilkom Austria Group

Analyst Presentation

February 8, 2002



Agenda

- Mobilkom Austria Group
- Mobilkom Austria
- VIPnet
- Si.mobil
- Summary

Structure of Mobilkom Austria Group


TIM
Telekom Austria
25.001%
74.999%
Mobilkom Austria
66%
75% + 1 share
VIPnet
Si. mobil
100%
mobilkom [liechtenstein]

Milestones of Mobilkom Austria Group

1994	• Start of GSM services in Austria
1996	• Mobilkom Austria AG is spun-off from Post and Telekom Austria AG and takes over all mobile activities
1997	• Telecom Italia Mobile acquires 25% + 1 share in Mobilkom Austria
1999	• Launch of VIPnet in Croatia
2000	• First nationwide GPRS-network • Award of UMTS license
2001	• Acquisition of Si.mobil in Slovenia

Mobile as Part of Telekom Group Results


Revenues
(EUR million)
2,918.5*
2,950.5*
43.2
228.6
1,116.6
+13.9%
2,004.5
62.3
238.6
1,271.8
1,862.2
1-9m 00
1-9m 01
Fixed line
Mobile
Data
Internet


EBITDA
(EUR million)
1,054.1*
1,167.3*
5.0
46.9
341.5
+ 34.9%
660.7
34.3
460.6
693.6
-21.4
1-9m 00
1-9m 01
Fixed line
Mobile
Data
Internet

* Total managed numbers

Quarterly Mobile Results


Revenues
(EUR million)
339.0
411.9
371.4
410.6
406.2
449.3
1 Q 00
1 Q 01
2 Q 00
2 Q 01
3 Q 00
3 Q 01


EBITDA
(EUR million)
119.7
159.0
81.8
130.6
140.0
171.0
1 Q 00
1 Q 01
2 Q 00
2 Q 01
3 Q 00
3 Q 01

Mobile - Geographic Breakdown 1-9M


Revenues
(EUR million)
1,116.6*
1,271.8*
107.7
1,013.4
170.3
26.7
1,080.7
1-9M 00
1-9M 01
Mobilkom Austria
VIPnet
Si.mobil


EBITDA
(EUR million)
341.5*
460.6*
26.9
316.1
62.6
408.9
-9.6
1-9M 00
1-9M 01
Mobilkom Austria
VIPnet
Si.mobil

* Total consolidated numbers

The Power of Strong Brands

Austria	Croatia	Slovenia	Liechtenstein
mobilkom austria	VIP	vedno zame. simobil	mobilkom [liechtenstein]
A1	VIP online	vedno zame. simobil halo	
client 24 Customer Services by Mobilkom Austria	VIP smart	vedno zame. simobil business	

Mobilkom Austria

Mobilkom Austria, Highlights

- Leading Austrian mobile operator
- Innovation leader in service and technology
- Only profitable mobile operator in the Austrian market
- Market leader in high value segment
- Rising ARPU through better services, very good contract/prepaid-ratio and cleaned-up subscriber base
- High brand recognition

The Competitive Environment - Austria

- One of Europe's most developed markets: penetration rate: 82.2%*
- Mobilkom Austria is the market leader in a highly competitive environment*:



19.5% Connect Austria
(Telenor Mobile 17.5%
Orange Austria 17.5%
Tele Danmark 15%
VIAG Connect 50%)
4.5% Tele.ring
(Western Wireless Int.)
42.9%
Mobilkom Austria
33.1% Max.Mobil
(T-Mobile)

*as of December 31, 2001

Subscriber Growth in Austria

- Past growth driven by strong brand and innovative image
- Subscriber acquisition rates flatten due to high penetration level
- Focus shifts to the quality of the subscriber base
- Mobilkom increased market share in Q 4 2001 to 42.9%



Subscribers
('000s)
1,481
525
956
+98%
+27%
2,259
1,041
1,218
+41%
+10%
2,805
1,468
1,337
-4%
+8%
2,850
1,411
1,439
1998
1999
2000
2001
Mobilkom contract
Mobilkom prepaid

Rising Share of Contract Customers

- Only operator with rising proportion of contract customers in 2001
- Successful retention programms result in a contract churn of about 13.5% in 2001
- Clean-up of prepaid subscriber base
- Cut in prepaid subsidies


Share of Contract Subscribers
47.7%
47.8%
48.2%
49.6%
50.5%
Dec. 31, 00
March31, 01
June 30, 01
Sep. 30, 01
Dec. 31, 01

Market Share: Business Customers*



23 %
Max.Mobil
6 %
Connect Austria
2 %
Tele.ring
69 %
Mobilkom Austria

*based on number of SIM cards

Profit Drivers in Austria

Quarterly ARPU's 2001


(EUR)
ARPU's
58.0
9.6
32.7
60.0
9.2
33.6
63.5
10.5
35.9
1Q 01
2Q 01
3Q 01
Mobilkom contract
Mobilkom prepaid
Average

SAC & SRC 1-9M


(EUR million)
SAC
128.5
78.4
- 50.1 EUR million
SRC
24.9
42.2
+17.3 EUR million
1-9M 00
1-9M 01
1-9M 00
1-9M 01

Mobilkom's Traffic Development

Usage levels benefit from ...

... rising proportion of contract subscribers

... special promotions for prepaid clients

... value-oriented clean-up of prepaid customer base

Minutes per customer per month (charged)



105
104
109
1999
2000
2001

Retention Programms

- A1 Next - 25% of customers take advantage of handset replacement programme
- Loyalty programs:
  mobile points - point collecting scheme for all contract customers
  mobile circle - events and special services for top customers
- Micro-segmenting of customer base to enable a clearly focused campaign management
- Cross-selling activities - focus on customer benefits and behaviour
- Advanced churn rate prediction models

Mobilkom Austria - GSM Churn


Contract
Successfull retention programms
25%
14%
2000
2001
Prepaid
Clean-up of subscriber base
17%
38%
2000
2001
Average
21%
26%
2000
2001

GSM Network

- Dual-band GSM-network (900/1800 MHz)
- 3,800 GSM macrocell stations, 840 microcell stations
- Sharing co-operations with network operators
- Cost-effective implementation of infrastructure
- State-of-the-art, powerful backbone and access domain
- Fully equipped with GPRS



Number of Base Stations
2,096
305
1,791
2,657
427
2,230
3,333
640
2,693
4,120
796
3,324
4,659
844
3,815
1997
1998
1999
2000
2001
Macrocell stations
Microcell stations

Mobilkom Austria - Distribution Channels

- 36 A1 shops in major metropolitan areas
- Distribution agreements with 2,800 electronic outlets (incl. 40 „Golden Partners")
- 49 Telekom shops
- 2,300 post offices
- Retail agents, such as gas stations and supermarkets, for prepaid products
- Web shop

Mobilkom - Cutting Edge Leadership

First ...

... nationwide, commercial GPRS service worldwide

... live UMTS call in Austria

... WAP service in Austria

... virtual private network for mobile phones in Austria (A1 network)

... e-ticketing services worldwide

... location based service in Europe

... company tariffs in Austria

... mobile operator with a banking licence world wide

Mobilkom - The Innovation Leader I



A1.net Mobilizer

- Mobile Outlook via WAP (-> access to corporate e-mail system)
- Online: 12/2000
- Plan 2002: Extension of intranet business solutions (SAPilizer und DOMinizer...)

Upgrade Handystyling

- Improvement of usability through redesign and extension of services (ringtones, group logos, pictureSMS ...; new: EMS greeting SMS)
- Online 05/2001

WAP Push

- Push info services via WAP
- Launch 07/2001: Mobilkom Austria is the first mobile operator worldwide to launch WAP 1.2

Mobilkom - The Innovation Leader II



Homepage Creator

- Tool that allows customers to create their own homepage in WWW, WAP und PDA - without the need for programming skills
- Online 10/2001



- Mordillo Amore -
Mordillo Amore
A1
Spiel starten
Anleitung

New Games

- Launch of 7 games (11/2001) - „classic conecpts, well-known brands"
- Plan 2002: A1.net GameZone



Upgrade MobilGuide

- enhanced location based services (07/2001)
- including maps and a wide range of location based information (shopping, fun,...)
- Mobilguide per SMS (11/2001)

Mobilkom - The Innovation Leader III

Mobile payment solutions

- Aquisition of 49% stake in paybox Austria: 07/2001
- 12/2001: 23.000 paybox users
- Banking licence as base for further development (12/2001)



GPRS DataGuard

- Secure mobile intranet access
- Target group: business clients (esp.with high percentage of mobile employees/sales force oriented industries)
- Launch: 12/2001

Mobilkom - The Innovation Leader IV

M-commerce

- Extension of m-commerce-offer along b2c-value chain *>info>order>pay>consume>* (ski ticketing 12/2001 ...)



NEW



SKIDATA

A1.net Organizer

- Device-independent mobile groupware-application (calendar, tasks, mail)
- Target group: SMEs
- Launch: 01/2002



A1
ORGANIZER
NOKIA
Options
History

Mobile Data - Rising Share of Business

Data Revenues in % of Airtime Revenues



8.3%
9.4%
9.7%
1-9M 00
1-9M 01
FY 01E

No. of SMS per Quarter



(in million)
69.9
79.1
83.8
100.8
106.7
101.6
113.5
126.3
1 Q 00
2 Q 00
3 Q 00
4 Q 00
1 Q 01
2 Q 01
3 Q 01
4 Q 01

GPRS Sales Accelerate in Q4 2001


GPRS Customers
2,000
7,000
26,000
June 30, 01
Sep. 30, 01
Dec. 31, 01

- First nationwide GPRS network in 2000
- Encouraging GPRS growth rates, since handsets became available
- Average usage: 5MB per user per month
- ARPU uplift: about 3.5 EUR
- Data transfer speeds: > 40 kbit/s
- All BTS equipped with GPRS
- GPRS roaming between Austria, Croatia, Slovenia and Liechenstein

UMTS - Regulatory Situation

- Licence awarded in November 2000:

company	price paid (EUR million)
Mobilkom Austria	**171**
Max.Mobil	171
Connect Austria	120
Hutchison 3 G	139
Mannesmann 3 G (Tele.ring)	113
Telefónica 3 G	118

- Price per pop for Mobilkom Austria: about EUR 21
- Required population coverage: > 25% by 2003, > 50% by 2005
- Sharing of ... passive elements (e.g. sites, antennas, leased lines) allowed,
  ... active elements (UTRAN-net) allowed with restrictions,
  ... core network not allowed

Mobile Evolution


High-speed Intranet/Internet access
Video-conferencing/ Video phone
Video retrieval
Information Services
Internet/ intranet access
SMS
Third Generation Services
Voice mail
LAN access
WAP
Second Generation Services
Speech
First Generation Services
Telephony&Data Era
Multimedia Era
Telephony era
1985
1990
1995
2000
2005
2010

UMTS - User Mobility


rural
suburban
urban
in-building
macro
micro
pico
data rate
144kbit/s
384kbit/s
2048kbit/s
500km/h
120km/h
<10km/h
mobility

UMTS - Launch Timetable & Strategy

- Suppliers selected in 2001: Nortel and Ericsson deliver infrastructure and core network in parallel, interoperability guarantees the operation of a single network in the short-term
- Up to 1,000 base stations prepared by the end of 2002
- „Easy" start in second half of 2002
- Multi layer/technology network (GSM, GPRS, UMTS)
- Total capex until 2010: EUR 640million
- Rollout focused on areas with high revenue potential
- Target groups: business (SME, large corporates), young urban contract customers
- Main risks for delay: data rates, handset delay, handover (2G/3G) problems, quality of basic applications

UMTS - Marketing Service Baskets

M^3-Information Services	M^3-Communication Services	M^3-Entertainment Services	M^3-Transaction Services
News	Messaging services	Games	Banking
Sports	Videotelephony	Chatting/Dating	Brokerage
Weather	Videoconferencing	Betting	Ticketing / Booking
Traffic	Mobile Advertising	Movietrailer	Auctions
Location based serv.	....	Video/Audio on demand	Catalogue shopping
Security services		Handystyling	Virtual price agent
Education services		Event-Catcher	Promotions
Yellow Pages		Travelcatalogue	Telematic
Mobile Radio		tracking&dating	.....
Mobile TV		....	
Internet/Intranet			
A1 Serviceinfo			
....			

Strategy - Mobilkom Austria

- Securing profitability in the short-term through
  - steady ARPU growth
  - increasing proportion of contract subscribers
  - increasing average usage
  - further decreasing subscriber acquisition costs
  - strong retention programs with focus on high value customers
- A leadership position in high usage customer segments provides a strong platform for revenue growth from GPRS and UMTS
- Doubling of data share in airtime revenues to at least 20% by 2005
- Mobilkom Austria continues to profit from first mover advantage, powerful brand and strong corporate image

VIPnet

VIPnet, Highlights

1998:
- GSM license awarded, Mobilkom holds 30% in consortium

1999:
- Start of operations in July 1
- Mobilkom Austria becomes majority owner
- GSM market leadership after 6 months

2000:
- EBITDA positive after 3 quarters since start of operations
- VIPnet becomes internet service provider

2001:
- First UMTS call in Croatia
- Mobilkom Austria holds 66%
- First Croatian operator offering GPRS

Shareholder Structure of VIPnet



Western Wireless International 19%
Ingra 5%
Vecernji list 10%
Mobilkom Austria 66%

Competitive Environment: Croatia

- Penetration rate of 38.9%* offers substantial growth potential
- Two operators market, VIPnet leads GSM-market*:



3.0 % HTmobitel
analog
(Deutsche Telekom)
48.3 % HTcronet
GSM
(Deutsche Telekom)
48.7 % VIPnet GSM

*as of December 31, 2001

VIPnet - Subscribers & Average ARPU

Customers ('000s)



155
48
107
530
61
469
856
120
737
1999
2000
2001
VIPnet prepaid
VIPnet contract

ARPU



(EUR)
21.0
21.7
22.3
1Q 01
2Q 01
3Q 01

VIPnet - Distribution Channels

- 14 VIPcenters
- 152 VIPpartners
- 1,421 VIPme shops & stores
- 3,700 kiosks
- Internet cafes

Extending Innovation Leadership to Croatia

VIP smart **Cutting edge products for contracts customers:**

- **VIP.club**: Loyality program based on collecting points
- **VIP.vpn**: Free phone calls within mobile VIP.vpn network
- **VIP.gprs**: 3 tariff models
- **VIP.parking**: Parking payment via VIP.sms
- **VIP.navigator**: Locations based service
- **VIP.shopping**: Mobile and internet payment
- **VIPsmart.Xcite**: Contract youth package

Extending Innovation Leadership to Croatia

First to offer prepaid services in Croatia:

- **Prepaid package:** Phone, SIM card and 100 HRK voucher
- **Tariffs:** VIPme.one and VIPme.fun
- **Emergency Voucher**: New 35 HRK VIPme voucher
- **VIP.funsms**: Ring tones, logos, picture messaging
- **VIP.adrenalina**: Various games based on sending and receiving SMSs

With 40,650 online users second ISP in Croatia

Strategy - VIPnet

- Exploit the growth potential of a developing market through:
  - first mover advantage
  - excellent customer-oriented service quality

- Maintain the high market share in visitor roaming through targeted network roll-out and communication

- Leverage on high SMS usage (53 per customer per month) as a basis for increasing future data revenues (note: UMTS tender not expected before end of 2002)

- Gradually increase proportion of contract customers through the offer of innovative services (e.g. virtual private networks)

Si.mobil

Si.mobil, Highlights

- Acquisition of majority stake and installation of new management in February 2001
- New strategy adopted and implemented during first half 2001
- Relaunch of brand in second half 2001
- Subscriber base more than doubled as did contract as a percentage of total subscriber base during 2001
- December 2001: Mobilkom Austria holds 75% + 1 share

Shareholder Structure of Si.Mobil


Slovenian local owners
25% - 1 share
Mobilkom Austria
75% + 1 share

Competitive Environment: Slovenia

- Comparatively high penetration rate of 64.9%*
- Regulatory uncertainty to be improved with EU integration
- Si.Mobil increased market share from 13.9% to 20.8%* within one year in spite of a monopoly minded incumbent



0.2% Vega
(Western Wireless Int.)
6% Debitel
(Swisscom)
20.8% Si.Mobil
73.0% Mobitel
(State)

*as of December 31, 2001

Introducing New Services in Slovenia

Examples for innovative products after only 10 months of operation:

- **GPRS -** First to launch of GPRS technology in Slovenia
- **Mobile office -** Mobile access to office products through mobile terminal or PDA
- **Car parking -** Mobile payment for car parking
- **Halo Kolumb roaming** - Roaming for prepaid customers
- **Summer promotion** - Special discount for Si.mobil customers who are roaming in VIPnet and Mobilkom Austria network
- **Ski-Fon** - Weather and ski conditions in Slovenian and Austrian ski resorts
- **E-SMS** - Solution based on Mobilkom Austria technology
- **www.simobil.net** - Mobile oriented entertainment, information and shopping portal

Si.Mobil - Subscribers & Average ARPU

Subscribers*


Customers ('000s) / Contract share in %
130
15%
168
18%
197
27%
218
31%
270
36%
4 Q 00
1 Q 01
2 Q 01
3 Q 01
4 Q 01

*Acquired in Feb. 01

ARPU


(EUR)
12.7
14.3
15.4
1Q 01
2Q 01
3Q 01

Strategy - Si.Mobil

To achieve EBITDA profitability by 2003:

- Achieve critical mass and a continuous increase in market share through successful brand relaunch, tailor-made product & services and strong distribution channels

- Increase in ARPU through
  - increasing proportion of contract subscribers
  - targeting high value customers (SME and high usage private customers) through excellent service quality and innovative products

- Leverage synergies with Mobilkom and VIPnet (management expertise, direct links, know-how transfer)

mobilkom [liechtenstein]

mobilkom [liechtenstein]

- 1,300 subscribers
- 100 % contract customers → ARPU: 105 EUR (!!)
- Option for a UMTS licence
- Using network and IT synergies with Mobilkom Austria

Summary

Strategic Targets

- Increase profitability through a market oriented business strategy
  - Benefit from future data opportunities in Austria through leveraging innovation leadership and strong position in high value customers segment
  - Exploit growth opportunities in Croatia through strong market position of VIPnet
  - Achieve a quick turn-around in Slovenia
- Use of synergies between all members of the Mobilkom Austria Group
- Opportunity driven further international expansion into South Eastern Europe

Strategy Mobilkom Austria Group

- Small but efficient
  - Regional players
  - Country-specific market approach: tailor-made solutions for customer preferences
  - Fast-moving group management
- Exploiting synergies
  - Know-how transfer: management expertise, technology, services and applications
  - Short period of time needed to market
  - Sharing of equipment, hardware and platforms
- Securing high profitability

Disclaimer

This presentation contains certain forward-looking statements. Actual results may differ materially from those projected or implied in such forward-looking statements. Forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in Telekom Austria's SEC filings, including, but not limited to, Telekom Austria's Form 6-K containing the relevant press release and certain sections of the Company's Annual Report on Form 20-F. Figures contained in this presentation are unaudited.


2001
2002
2003
2004
2005
2006
2007
2008
jet2web
Telekom Austria Group
Mobilkom Austria

Thank you!



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

By:
Name: Heinz Sundt
Title: Chief Executive Officer

By:
Name: Stefano Colombo
Title: Chief Financial Officer

Date: February 11, 2002